UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE




                                                              May 4, 2021


  Via Email

  Sean M. Donahue, Esq.
  Morgan, Lewis & Bockius LLP
  1111 Pennsylvania Avenue, N.W.
  Washington, DC 20004-2541

          Re:     Aptevo Therapeutics Inc.
                  Preliminary Proxy Statement on Schedule 14A
                  Filed on April 28, 2021
                  File No. 001-37746

  Dear Mr. Donahue:

         We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

         Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the participants facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to the filing and the information you provide in response to this letter, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement unless otherwise indicated.

  Preliminary Proxy Statement

  Questions and Answers About These Proxy Materials and Voting, page 1

      1. We note that you describe Proposal 1 as the    [e]lection of the two
director nominees
         named in this proxy statement to serve on the Board until the 2024 annual meeting of
         stockholders.    Notwithstanding the references elsewhere in the proxy
statement to Tang
         Capital   s competing slate of director nominees, please revise the
description of Proposal
         1 to remove the implication that the Company   s two director nominees
are the only two
         candidates for whom shareholders can vote at the Annual Meeting.
 Sean M. Donahue, Esq.
c/o Aptevo Therapeutics Inc.
May 4, 2021
Page | 2

   2. We note the following statement on page 4:    Because the Annual Meeting
is expected to
      be the subject of a contested solicitation all proposals at the Annual Meeting are
      considered    non-routine    and therefore your bank, broker or other
nominee does not have
      the authority to vote on a proposal at the Annual Meeting if you do not provide voting
      instructions with respect to such proposal.    Please provide us with the
legal basis for this
      statement, including with respect to any routine proposals that are not specifically contested at the Annual Meeting. In your response, please address NYSE Rule 452.13.

   3. We note the following statements on page 7:    Only votes    For    or
Withheld    will affect
      the outcome. Broker non-votes, if any, will have no effect.    Please
clarify how votes
         Withheld    will affect the outcome of the Director Election Proposal
in light of your
      earlier statement that    the two director nominees receiving the most
For    votes from the
      holders of shares present at the meeting or represented by proxy and entitled to vote on the election of directors will be elected.

Proposal 1 Election of Directors, page 13

   4. We note the following statement:    The enclosed BLUE proxy card will not
be voted for
      more than two candidates or for anyone other than the Board   s nominees
or designated
      substitutes.    Please confirm that in the event that the Board selects a
substitute nominee
      prior to the Annual Meeting, you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

                                        *       *      *

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-8729.


                                                            Sincerely,

                                                            /s/ Valian A.
Afshar

                                                            Valian A. Afshar
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions